

October 26, 2011

Mr. Paul C. Varga
Chief Executive Officer and Chairman
Brown-Forman Corporation
850 Dixie Highway
Louisville, KY 40210

> Re: **Brown-Forman Corporation**
> **Form 10-K for Fiscal Year Ended April 30, 2011**
> **Filed June 27, 2011**
> **Supplemental Response Submitted September 22, 2011**
> **File No. 002-26821**

Dear Mr. Varga:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended April 30, 2011

Management's Discussion and Analysis, page 29

1. We note your response to prior comment one in our letter dated August 24, 2011 regarding your cost of sales discussion in results of operations. We note that you highlight several factors such as increased materials costs and fuel expenses. Please provide further analysis of material trends and if there is a shift in the relationship between costs and revenues. Also, where there is more than one reason for a change between periods, please quantify the extent to which each reason contributed to the overall change. See Item 303(A)(3)(ii) of Regulation S-K.

Notes to Consolidated Financial Statements, page 54

16. Segment Information, page 67

2.   We note your response to prior comment four that you do not have discrete financial information by brand and geography as you do not allocate selling and other expenses to this level. However, we note that your CODM receives numerous reports on trends in underlying brand profit growth analyzed by brand and by geography. For example, see pages 19-20 of your response. Underlying brand profit appears to reflect management's internal reporting measure of assessing performance. We note that segment profit measures are not required to have all the adjustments and allocations as a GAAP income statement but may be defined using a management approach. Management defined segment profit measure should be disclosed with a reconciliation to the consolidated financial statements. Please discuss how you considered this measure to be a segment profit measure used by your CODM to analyze profit trends by brand and geography. Please explain how you concluded that you do not have discrete financial information when you have brand profit reports by geography and brand. Refer to ASC 280-10-50-27 and ASC 280-10-55-9.

3.   We note from your response that your CODM allocates resources based on your Brand Market Units ("BMU") model which is a strategic operations tool. However, you also state that your CODM is analyzing the gross profitability of your business by major brand and market combination to make resource allocation decisions. We also note that your CODM is regularly receiving the performance of major BMUs brand profit performance by geographic markets and brands on pages 41-44 of your response. Please explain and differentiate how a BMU analysis is different than an analysis of profitability by brand and geographic level.   Please discuss how often your CODM is reviewing the gross profitability of the major BMUs and the level of detail he is provided for the major BMUs.

4.   Please describe to us the entire process of how resources are allocated and discuss if capital spending budgets are prepared for each region (North America, South America, Middle East, Australia/New Zealand, Europe and Asia). Please discuss the approval steps, the roles of the CODM and regional executives and the points of communications between the CODM and the regional executives.

5.   We note your response to comment four that you do not prepare detailed financial statements that would reveal the profitability of the Company's brands and/or geographic regions. However, we also note that your CODM discussed the net sale growth of your international business with developed market and emerging markets in your fourth quarter earning conference call. In addition, your CODM specifically commented "we were pleased that every one of our geographic regions grew their underlying operating income over the three years." Therefore, it appears that your CODM does receive

Paul C. Varga
Brown-Forman Corporation
October 26, 2011
Page 3

   profitability information by geography. Please provide us with a copy of reports that
   your CODM uses to prepare for such earnings calls.

6.   We note in your 2011 annual report that your executive leadership team includes an
     executive position of "senior vice president and president, North America Region".
     Please explain the nature of the role of this position and tell us who this position reports
     to. In addition, tell us if you have executives who manage other regions, such as South
     America, Middle East, Australia/New Zealand, Europe and Asia as noted from your
     website and their relevant ranks to your CODM and how financial information flows
     from these regions to your CODM.

7.   We note your response to prior comment six on segment reporting and the information
     your CODM regularly reviews. We note that you included supplemental materials of
     reports to Board of Directors dated July 2011 and April 2011. Please clarify whether
     your CODM receives and reviews some other reports to assess performance or if the
     report to Board of Directors is used for this purpose.

   You may contact Steve Lo at (202) 551-3394 or Nasreen Mohammed, Assistant Chief
Accountant, at (202) 551-3773 if you have questions regarding these comments and related
matters.

                                             Sincerely,

                                             /s/Tia Jenkins

                                             Tia Jenkins
                                             Senior Assistant Chief Accountant
                                             Office of Beverages, Apparel and
                                             Mining